

March 1, 2012

Via E-mail
Mr. Mark Garrett
Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

  Re: Adobe Systems Incorporated
    Form 10-K for Fiscal Year Ended December 2, 2011
    Filed January 26, 2012
    File No. 000-15175

Dear Mr. Garrett:

   We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 2, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1. We note your subscription revenues have been steadily increasing over the past three fiscal years and that you anticipate such revenues increasing further as a result of your investments in new SaaS and subscription models. Please clarify whether the deferred revenue balance included in your balance sheets reflects the total amount due for the entire term of your subscription arrangements (net of revenues already recognized). Also, to the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does

not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company's backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.   In addition, the extent that bookings are (or become) a key indicator used by management to monitor your business; then tell your consideration to include both a quantitative and qualitative discussion of this metric in your future MD&A disclosures. If you do not believe bookings are a key metric for you business, then please explain your reference to the increase in bookings from the Omniture products as a driver to the success of that business on pages 7 and 57. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

2.   You state on page 36 that a significant decline in subscription sales and renewal rates might not be reflected immediately in your results of operations but rather may result in a decline in future revenues. You also state on page 7 that you have maintained a high customer retention rate for your enterprise customers in the Omniture business. Tell us your consideration to include a quantitative and qualitative discussion of your customer renewal or retention rates and the potential impact on your future results of operations. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 10. Income Tax, page 98

3.   Please tell us what comprises the "Reserves and accruals" deferred tax asset amount on page 100 and your consideration for separately identifying significant items within that total. We refer you to ASC 740-10-50-6.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief